Exhibit 99.3

LETTER TO BROKERS, DEALERS,
COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES

Offer To Exchange Warrants to Acquire Ordinary Shares
of
Otonomo Technologies Ltd.
for
Ordinary Shares
of
Otonomo Technologies Ltd.
and
Consent Solicitation

THE OFFER AND CONSENT SOLICITATION (AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN TIME, ON AUGUST 21, 2023, OR SUCH LATER TIME AND DATE TO WHICH WE MAY EXTEND THE OFFER AND CONSENT SOLICITATION. PUBLIC WARRANTS (AS DEFINED BELOW) AND PRIVATE PLACEMENT WARRANTS (AS DEFINED BELOW) (COLLECTIVELY, THE “WARRANTS”) TENDERED PURSUANT TO THE OFFER AND CONSENT SOLICITATION MAY BE WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW). CONSENTS MAY BE REVOKED ONLY BY WITHDRAWING THE TENDER OF THE RELATED WARRANTS AND THE WITHDRAWAL OF ANY WARRANTS WILL AUTOMATICALLY CONSTITUTE A REVOCATION OF THE RELATED CONSENTS.

July 24, 2023

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Enclosed are the Prospectus/Offer to Exchange, dated July 24, 2023 (the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent”), which together set forth the offer of Otonomo Technologies Ltd., a company incorporated under the laws of the State of Israel (the “Company,” “we,” “our” and “us”), to each holder of the Company’s outstanding warrants to purchase the Company’s ordinary shares, no par value per share (“Ordinary Shares”), to receive 0.25 Ordinary Shares in exchange for each warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer and Consent Solicitation is made solely upon the terms and conditions in the Prospectus/Offer to Exchange and in the Letter of Transmittal and Consent. The Offer and Consent Solicitation will be open until 11:59 P.M., Eastern Time, on August 21, 2023, or such later time and date to which the Company may extend the Offer and Consent Solicitation. The period during which the Offer and Consent Solicitation is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period.” The date and time at which the Offer Period ends is referred to as the “Expiration Date.”

The Offer is being made to all holders of the Company’s outstanding warrants. The warrants (i) sold as part of the units as part of the units in the initial public offering of Software Acquisition Group Inc. II (“SWAG II”) on September 17, 2020 (the “IPO”) (whether they were purchased in the IPO or thereafter in the open market) or (ii) initially issued to certain parties in connection with the IPO that have been transferred to any person other than permitted transferees are referred to herein as the “public warrants.” The warrants issued to certain parties in a private placement in connection with the closing of the IPO that have not become public warrants under the Warrant Agreement (as defined below) as a result of being transferred to any person other than permitted transferees are referred to herein as the “private placement warrants.” The warrants are governed by the Amended & Restated Warrant Agreement, dated as of August 13, 2021 (the “Warrant Agreement”), by and among the Company, SWAG II, Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company, as warrant agent. Each warrant entitles the holder to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment. The public warrants are listed on the Nasdaq Stock Market LLC under the symbol “OTMOW.” As of July 18, 2023, a total of 13,824,976 warrants were outstanding, consisting of 8,624,976 public warrants and 5,200,000 private placement warrants. Pursuant to the Offer, the Company is offering up to an aggregate of 3,456,244 Ordinary Shares in exchange for the warrants.

Each holder whose warrants are exchanged pursuant to the Offer will receive 0.25 Ordinary Shares for each warrant tendered by such holder and exchanged. Any warrant holder that participates in the Offer may tender less than all of its warrants for exchange.

No fractional Ordinary Shares will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of warrants who would otherwise have been entitled to receive a fractional share pursuant to the Offer will, after aggregating all such fractional shares of such holder, receive one additional whole Ordinary Share in lieu of such fractional shares. The Company’s obligation to complete the Offer is not conditioned on the receipt of a minimum number of tendered warrants.

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the warrants to amend the Warrant Agreement to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.225 Ordinary Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, the affirmative vote or written consent of the holders of a majority of the number of then outstanding public warrants is required to adopt the Warrant Amendment.

Holders of warrants may not consent to the Warrant Amendment without tendering their warrants in the Offer and holders may not tender such warrants without consenting to the Warrant Amendment. The consent to the Warrant Amendment is a part of the Letter of Transmittal and Consent, and therefore by tendering their warrants for exchange, holders will be delivering to us their consent. Holders of warrants may revoke their consent at any time prior to the Expiration Date by withdrawing the warrants such holders have tendered in the Offer.

If holders of at least a majority of the number of then outstanding public warrants do not provide consent to the Warrant Amendment, warrants not exchanged for Ordinary Shares pursuant to the Offer will remain outstanding subject to their current terms, including any such terms permitting the Company to redeem such warrants prior to their expiration. The Company reserves the right to redeem any of the warrants, as applicable, pursuant to their current terms at any time, including prior to the completion of the Offer.

THE OFFER AND CONSENT SOLICITATION IS NOT MADE TO THOSE HOLDERS WHO RESIDE IN STATES OR OTHER JURISDICTIONS WHERE AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Enclosed with this letter are copies of the following documents:

1.	The Prospectus/Offer to Exchange;
2.
The Letter of Transmittal and Consent, for your use in accepting the Offer, providing your consent to the Warrant Amendment and tendering warrants for exchange and for the information of your clients for whose accounts you hold warrants registered in your name or in the name of your nominee. For the avoidance of doubt, holders of public warrants may not use the Letter of Transmittal and Consent to accept the Offer and Consent Solicitation; such public warrant holders should instead tender their warrants through the Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”). Manually signed copies of the Letter of Transmittal and Consent may be used to tender warrants and provide consent;

3.
The Notice of Guaranteed Delivery to be used to accept the Offer in the event (i) you hold private placement warrants and (ii) (a) the procedure for book-entry transfer cannot be completed on a timely basis or (b) time will not permit all required documents to reach Equiniti Trust Company, LLC (the “Exchange Agent”) prior to the Expiration Date;

4.
A form of letter which may be sent by you to your clients for whose accounts you hold warrants registered in your name or in the name of your nominee, including an Instructions Form provided for obtaining each such client’s instructions with regard to the Offer;

5.	A return envelope addressed to the Exchange Agent; and
6.
An instruction letter on how you can register and gain access to the residency certification portal and the Declaration of Status for Israeli Income Tax Purposes on behalf of your clients for whom you hold Ordinary Shares registered in your name or in the name of your nominee.

Certain conditions to the Offer are described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — General Terms — Conditions to the Offer and Consent Solicitation.”

We urge you to contact your clients promptly. Please note that the Offer and Consent Solicitation and withdrawal rights will expire at 11:59 P.M., Eastern Time, on August 21, 2023, or such later time and date to which the Company may extend the Offer and Consent Solicitation. For the avoidance of doubt, holders of public warrants may not use the Letter of Transmittal and Consent to accept the Offer and Consent Solicitation; such public warrant holders should instead tender their warrants through DTC’s ATOP.

The Company will not pay any fees or commissions to any broker, dealer or other person (other than the Exchange Agent, the information agent, the dealer manager and certain other persons, as described in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters — Fees and Expenses”) for soliciting tenders of warrants pursuant to the Offer.

Any questions you have regarding the Offer should be directed to, and additional copies of the enclosed materials may be obtained from, the information agent in the Offer and Consent Solicitation:

The Information Agent for the Offer and Consent Solicitation is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others, Please Call Toll-Free: (877) 783-5524
Email: OTMO@dfking.com

Very truly yours,

Otonomo Technologies Ltd.

Nothing contained in this letter or in the enclosed documents shall constitute you or any other person the agent of the Company, the Exchange Agent, the dealer manager, the information agent or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them in connection with the Offer and Consent Solicitation other than the enclosed documents and the statements contained therein.